Exhibit 99.2

HAFNIA LIMITED | SHARE LENDING AGREEMENT

This share lending agreement (the “Agreement”) is entered into on 22 September 2026, by and among:

(1)
Hafnia Limited (UEN: 202440137E), a company incorporated in Bermuda and redomiciled to Singapore, with its registered office at 10 Pasir Panjang Road, #18-01, Mapletree Business City, Singapore 117438 (the “Company”);

(2)	BW Group Limited (the “Share Lender”);

(3)	Fearnley Securities AS, with business registration no. 945 757 647 ("Fearnleys" or the “Settlement Agent”);

(4)	Pareto Securities AS, with business registration no. 956 632 374 (“Pareto”);

(5)	Arctic Securities AS, with business registration no. 991 125 175 (“Arctic”);

(6)	Clarksons Securities AS, with business registration no. 942 274 238 (“Clarksons” and, together with Fearnleys, Pareto and Arctic, the “Managers” and individually as a “Manager”).

The Company, the Share Lender, the Settlement Agent and the Managers are hereinafter collectively referred to as the “Parties” or individually as a “Party”.

Whereas:

(A)
Fearnleys and Pareto have been engaged by the Company to act as joint global coordinators and joint bookrunners, and Arctic and Clarksons have been engaged to act as joint bookrunners, for a contemplated offering (the “Offering”) of new ordinary shares in the Company to raise gross proceeds of a NOK amount equivalent to approx. USD 300 million through a private placement.

(B)
The Settlement Agent is acting as settlement agent on behalf of the Managers in connection with the Offering, including in connection with the borrowing of ordinary shares in the Company ("Shares") from the Share Lender as described herein.

(C)
The terms of the engagement letter entered into between the Managers and the Company on 22 September 2026 for the Offering (including the standard terms and conditions and general business terms referred to therein) (the “Engagement Letter”) shall also apply in relation to the rights and obligations set out in this Agreement as between the Company and the Managers, unless otherwise set out herein.

(D)
The resolution to issue a number of new Shares equal to the number of Shares allocated to investors in the Offering (the "Offer Shares") will be made by the Company’s board of directors (the “Board”) pursuant to an authorization granted by the general meeting of the Company held on 26 May 2026.

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(E)
According to the terms of application for the Offering (the “Terms of Application”), the Shares allocated to investors in the Offering (the "Investors") will be delivered to the relevant Investors on a delivery-versus-payment (“DvP”) basis.

(F)
To facilitate the DvP settlement, it has been agreed that the Share Lender on the terms and subject to the conditions set out in this Agreement will make available to the Settlement Agent existing Shares that are listed on Euronext Oslo Børs under the symbol “HAFNI” and registered in Verdipapirsentralen (“VPS”).

Now therefore, it is hereby agreed as follows:

1.	SHARE LENDING

1.1.
In order to facilitate DvP settlement with Investors that are allocated Offer Shares in the Offering, the Share Lender hereby grants the Settlement Agent an irrevocable option (the “Borrowing Option”), conditional upon the Board resolving to complete the Offering, to borrow a number of existing Shares equal to the number of Offer Shares allocated in the Offering, however not exceeding 40,000,000 Shares (the “Borrowed Shares”).The Settlement Agent shall give the Share Lender the Borrowing Option by one business day's notice, specifying the number of Borrowed Shares.

1.2.
The Settlement Agent shall use the Borrowed Shares only for the DvP settlement for Investors allocated Offer Shares in the Offering (or, as the case may be, settlement for the Managers, for their settlement for Investors allocated Offer Shares in the Offering). For the avoidance of doubt, the Borrowed Shares shall not be used for any purpose other than to facilitate timely settlement of allocated Offer Shares against payment of the corresponding subscription amount by Investors.

1.3.
The Share Lender shall execute and deliver all necessary documents and give all necessary instructions to procure that upon delivery of the Borrowed Shares to the Settlement Agent's VPS account, all rights, titles and interests in the Borrowed Shares shall pass from the Share Lender to the Settlement Agent with full title, free from all liens, charges and encumbrances.

1.4.
The Settlement Agent and the Share Lender agree that transfer and delivery of the Borrowed Shares from the Share Lender to the Settlement Agent shall be deemed as a loan of the Borrowed Shares, and not a purchase or sale of the Borrowed Shares, and that the borrowing of the Borrowed Shares shall be registered as share lending with the VPS.

2.	CONSIDERATION; NO COLLATERAL

2.1.
As consideration for the loan of the Borrowed Shares, the Share Lender shall receive a consideration from the Company equal to 0.40 per cent per annum (based on a year of 360 days) for the period from the date of delivery to and including the date of return of the Borrowed Shares to the Share Lender's VPS account, calculated on the total number of Borrowed Shares multiplied by the final offer price in the Offering (the "Offer Price"). The consideration shall be paid by the Company to the Share Lender at the date of return of the Borrowed Shares.

2.2.
Neither the Settlement Agent, nor the Managers shall be required to pay any consideration and neither the Settlement Agent, the Managers, nor the Company shall be required to post any collateral, in connection with this Agreement or for the borrowing of the Borrowed Shares.

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3.	DISTRIBUTIONS, ETC.

3.1.	The Settlement Agent undertakes to compensate the Share Lender for any distributions (of any kind) distributed on the Borrowed Shares and actually received by the Settlement Agent.

4.	DELIVERY OF THE BORROWED SHARES

4.1.
By signing this Agreement, the Share Lender authorizes the Settlement Agent the power to execute the Borrowing Option and to instruct the Share Lender’s account manager in the VPS to transfer the Borrowed Shares from the Share Lender's VPS account to the Settlement Agent’s VPS account (which shall be a separate VPS account established for this purpose) on the terms and subject to the conditions set out herein, provided however that the Borrowing Option may not be exercised after 30 September 2026.

4.2.
No Borrowed Shares shall be transferred to Investors before the Investor has paid the full subscription amount for the number of Offer Shares it has been allocated in the Offering. Further, no Investor shall be transferred more Borrowed Shares than the number of Offer Shares such Investor has been allocated in the Offering.

4.3.
No Borrowed Shares shall be transferred to Investors unless registered on the Company’s registration statement on Form F-3 (File no. 333- 287637) which registration statement is in effect under the US Securities Act of 1933 on the date of such transfer.

5.	RETURN OF THE BORROWED SHARES

5.1.
Following allocation of the Offer Shares, the Settlement Agent shall on behalf of the Managers subscribe for a number of new shares equal to the number of allocated Offer Shares (the "New Shares") (for the account of and pursuant to authorization from the Investors) at the Offer Price, so as to secure the Settlement Agent’s ability to redeliver the Borrowed Shares to the Share Lender.

5.2.
Upon receipt of the gross proceeds for the New Shares, the Company shall without undue delay and no later than 5 business days thereafter procure that the New Shares are issued in VPS, and instruct its VPS account operator to transfer the New Shares to a VPS account in the name of the Settlement Agent as specified by the Settlement Agent in writing. After delivery of the New Shares, such ordinary shares may be transferred from VPS to the Depository Trust Company ("DTC") in accordance with the customary arrangements for transfers of the Company’s ordinary shares between VPS and DTC.

5.3.	The New Shares shall be issued under the same ISIN number as for the Company’s existing Shares.

5.4.
Subject to receipt of the New Shares, the Settlement Agent shall as soon as possible transfer the New Shares to the Share Lender’s VPS account, as full and final settlement of the Settlement Agent's and the Managers' obligations to return the Borrowed Shares. Transfer of title shall take place upon delivery of the New Shares to the Share Lender’s VPS account. The Settlement Agent and the Managers shall under no circumstance be obliged to return shares to the Share Lender until the business day following the date when the Company has issued the New Shares to the Settlement Agent's VPS account.

5.5.	The Company shall ensure that the Shares to be return by the Settlement Agent pursuant to this clause 5 shall in all respects have equal rights as all other existing Shares in the Company.

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5.6.
Any failure or delay by the Company to issue and deliver the New Shares to the Settlement Agent shall between the Share Lender, the Settlement Agent and the Managers be at the sole risk of the Share Lender, and the Settlement Agent and the Managers shall not be under any obligation to re-deliver the Borrowed Shares to the Share Lender unless and until the Settlement Agent has actually received such New Shares from the Company.

6.	REPRESENTATIONS AND WARRANTIES

6.1.	Representations and warranties of the Company

The Company hereby represents and warrants, and undertakes to the Settlement Agent and the Share Lender, that:

a)	it is duly authorized and empowered to perform its duties and obligations under this Agreement; and

b)	the New Shares when delivered under this Agreement will be validly issued, fully paid, and in all respects have equal rights to those of all other issued shares of the Company.

6.2.	Representations and warranties of the Share Lender
The Share Lender hereby represents and warrants, and undertakes to the Settlement Agent on a continuing basis, with the intent that such representations and warranties shall survive the completion of the transaction contemplated herein that, where acting as a lender of any Borrowed Shares hereunder:

a)	it is duly authorized and empowered to perform its duties and obligations under this Agreement;

b)
it is not restricted under the terms of its constitution or in any other manner from lending the Borrowed Shares in accordance with this Agreement or from otherwise performing its obligations hereunder;

c)	it is entitled to transfer full title of all Borrowed Shares provided by it hereunder to the Settlement Agent, free from all liens, charges and encumbrances;

d)	it is acting as principal in respect of this Agreement; and

e)
it has made its own independent decision to enter into the arrangements under this Agreement on the terms and conditions set out herein and as to whether such arrangements are appropriate or proper for it based upon its own judgment and upon advice from such advisers as it has deemed necessary; and it is not relying on any communication (written or oral) of the Managers as investment advice or as a recommendation to enter into any arrangements under this Agreement; it being understood that information and explanations related to the terms and conditions of such arrangements shall not be considered investment advice or a recommendation and that communication (written or oral) received from the Managers shall not be deemed to be an assurance or guarantee as to the expected results of the arrangements entered into under this Agreement.

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6.3.	Representations and warranties of the Settlement Agent
The Settlement Agent hereby represents and warrants, and undertakes to the Share Lender and the Company on a continuing basis, with the intent that such representations and warranties shall survive the completion of any transaction contemplated herein that, where acting as a borrower of any Borrowed Shares hereunder:
a)
it has all necessary licenses and approvals, and is duly authorized and empowered, to perform its duties and obligations under this Agreement and will do nothing prejudicial to the continuation of such authorization, licenses or approvals;

b)
it is not restricted under the terms of its constitution or in any other manner from borrowing the Borrowed Shares in accordance with this Agreement or from otherwise performing its obligations hereunder;

c)
subject to the terms hereof, it is entitled to transfer full legal and beneficial ownership of Shares in the Company to the Share Lender in order to fulfil its obligation by returning of New Shares to the Share Lender pursuant to this Agreement, free from all liens, charges and encumbrances; and

d)	it is acting as principal in respect of this Agreement.

7.	INDEMNITY AND LIABILITY

7.1.
Without prejudice to the indemnity set out in the Engagement Letter, the Company will, save to the extent arising out of fraud or wilful misconduct of any Manager, the Settlement Agent and/or their respective directors and employees (“Representatives”), indemnify, and keep indemnified, each of the Managers and the Settlement Agent and their representatives on demand to the fullest extent permitted by applicable law for and against all and any losses, costs, taxes (other than taxes levied on the income, profits or gains of the aforementioned indemnified persons), claims, liabilities, damages, demands, expenses suffered or incurred by the Managers and/or Settlement Agent in relation to this Agreement, provided that the Manager or the Settlement Agent shall not be entitled to recover damages, obtain payment, reimbursement, restitution or indemnity more than once in respect of the same liability, event or circumstance under this Agreement and/or any other agreements entered into in connection with the Offering.

7.2.
Other than in the case of material breach, fraud, gross negligence or wilful misconduct of the Managers, the Settlement Agent or their respective Representatives in the performance of their duties or obligations hereunder, none of the Managers, the Settlement Agent or any of their respective Representatives shall be liable for any losses, claims, damages, costs, charges, expenses or liabilities which the Share Lender or the Company may suffer or incur in connection with the lending of the Borrowed Shares or this Agreement. This exclusion of liability includes, but is not limited to, losses, claims, damages, costs, charges, expenses or liabilities suffered as a result of (i) the failure of re-delivery of Borrowed Shares to the Share Lender due to the Company not issuing a sufficient number of New Shares or any New Shares at all, or (ii) breach by any party other than the Managers or the Settlement Agent of obligations under this Agreement or any other agreement governing the Offering.

7.3.
The Managers’ liability shall in any circumstances be limited to direct losses and there shall be no liability for indirect losses of any kind that may be incurred by the Share Lender or the Company in relation to this Agreement or the transactions contemplated by this Agreement. Further, other than in the case of fraud or wilful misconduct of the Managers or the Settlement Agent or their respective Representatives in the performance of their duties or obligations hereunder, further, each Manager’s liability towards the Share Lender and the Company in relation to this Agreement or the transactions contemplated by this Agreement shall in all circumstances be limited to the compensation payable to such Manager by the Company in connection with the Offering as set out in the Engagement Letter. The obligations and any liabilities of the Managers under this Agreement or otherwise shall be several, and not joint and several.

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7.4.
The Company shall indemnify and hold harmless the Share Lender for any claims, liabilities, losses, damages, costs and expenses incurred by the Share Lender in relation to the share lending contemplated by this Agreement.

8.	SHARE LENDER’S TAXES AND DUTIES

The Company shall cover all of the Share Lender's taxes and duties that may arise in connection with this Agreement and the transactions contemplated hereunder, including, for the avoidance of doubt, any taxes or duties related to the lending of shares, their return, any distributions, payments, rights, entitlements, or other benefits relating to the shares during the term of the loan.

9.	REGULATORY REQUIREMENTS OF THE SHARE LENDER

The Share Lender is solely responsible for its compliance with all legal and regulatory requirements relating to this Agreement and the transactions contemplated hereunder, including, without limitation, any disclosure and reporting obligations pursuant to the Norwegian Securities Trading Act.

10.	MISCELLANEOUS

10.1
No third-party rights: Without affecting any of the Representatives’ rights under the indemnities in clause 7, nothing in this Agreement, whether express or implied, is intended to create any rights enforceable by any individual or legal entity other than the Parties.

10.2	Governing law: This Agreement is governed by, and shall be construed in accordance with, Norwegian law.

10.3
Jurisdiction: The Parties shall seek to solve amicably through negotiations any dispute, controversy or claim arising out of or relating to this Agreement, or the breach, termination or invalidity thereof. If the Parties fail to solve such dispute, controversy or claim by an amicable written agreement within ten days after such negotiations have been initiated by a Party, such dispute, controversy or claim shall be finally settled by the Norwegian courts, with Oslo District Court (Nw. “Oslo tingrett”) as legal venue.

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[signature page follows]

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Signature page of the Hafnia Limited share lending agreement dated 22 September 2026.

Hafnia Limited

/s/ Søren Steenberg Jensen	/s/ Perry Van Echtelt
Name: Søren Steenberg Jensen	Name: Perry Van Echtelt
Title: CEO	Title: CFO

BW Group Limited

/s/ Andreas Sohmen-Pao
Name: Andreas Sohmen-Pao
Title: Chairman

Fearnley Securities AS

/s/ Nicolas Duran	/s/ Petter Skar
Name: Nicolas Duran	Name: Petter Skar
Title: Partner	Title: Head of ECM

Pareto Securities AS

/s/ Henrik With
Name: Henrik With
Title: Senior Partner

Arctic Securities AS

/s/ Lars Bastian Østereng	/s/ Steffen Rødsjø
Name: Lars Bastian Østereng	Name: Steffen Rødsjø
Title: Project Manager	Title: Head of Investment Banking

Clarksons Securities AS

/s/ Espen Lysdahl	/s/ Christian Fodstad
Name: Espen Lysdahl	Name: Christian Fodstad
Title: Managing Director	Title: Chief Compliance Officer